                                        Filed by EMCORE Corporation, pursuant
                                        to Rule 425 under the Securities Act of
                                        1933, as amended, and deemed filed
                                        pursuant to Rule 13e-4(c) under the
                                        Securities Exchange Act of 1934, as
                                        amended
                                        Subject Company: EMCORE Corporation

                                        Commission File No.: 333-111585


                                                                   [EMCORE LOGO]





PRESS RELEASE
--------------------------------------------------------------------------------
EMCORE CORPORATION REPORTS FISCAL 2004 FIRST QUARTER RESULTS

REVENUES FROM CONTINUING OPERATIONS INCREASE 146% FROM A YEAR AGO AND 35% SEQUENTIALLY, TO A RECORD LEVEL OF $23.1 MILLION; COMPANY EXPECTS SECOND QUARTER REVENUE TO BE BETWEEN $24-26 MILLION.

SOMERSET, New Jersey, February 4, 2003 -- EMCORE Corporation (NASDAQ: EMKR), a leading provider of compound semiconductor products for the rapidly expanding broadband and wireless communications markets, today announced its financial results for the fiscal 2004 first quarter ended December 31, 2003.

Revenues for the first quarter of 2004 were $23.1 million, an increase of 146% from the $9.4 million reported in the prior year, and an increase of $6.0 million, or 35% sequentially from the $17.1 million in the previous quarter. Sales were fueled by strong demand for fiber and broadband products. Gross profit for the quarter was $3.2 million, or 14%, compared to $1.2 million, or 7%, in the previous quarter and a negative gross profit of ($2.6) million, or (28%), in the year earlier period.

Operating expenses from continuing operations declined 8% from the previous quarter to $11.4 million. Research and development expenses of $6.0 million were essentially flat from the prior quarter, and selling, general and administrative expenses decreased $1.0 million, or 16%, to $5.3 million as a result of ongoing cost reduction initiatives.

EMCORE reported net income for the quarter of $8.1 million, or $0.21 per basic share and $0.20 per fully diluted share, including the sale of the Company's MOCVD equipment business. This compares to a net loss of $13.9 million or ($0.37) per basic and diluted share in the previous quarter. EMCORE recorded an operating loss of $8.2 million for the quarter, improving 27% from an operating loss of $11.2 million in the previous quarter. The net loss from continuing operations for the quarter improved to

$9.8 million, or ($0.26) a share compared to a loss of $13.0 million, or ($0.35) per share, during the previous quarter.

Cash, cash equivalents and marketable securities at December 31, 2003 totaled approximately $78.4 million, up from $28.4 million as of September 30, 2003.

COMPANY HIGHLIGHTS:
-------------------

On January 21, 2004 EMCORE commenced an offer to exchange up to $88,962,500 principal amount of its new 5% Convertible Senior Subordinated Notes due May 15, 2011 and $56,612,500 payable in its common stock, up to a maximum of 10,542,365 shares, for up to all of the $161,750,000 principal amount of its currently outstanding 5% Convertible Subordinated Notes due May 2006. If consummated, the exchange offer will allow the Company to reduce its outstanding indebtedness by up to $72,787,500 and reduce its interest expense through May 15, 2006 by up to $3,639,375 per year. The exchange offer is scheduled to expire on February 18, 2004 at 11:59 p.m., unless extended.

On November 3, 2003, EMCORE announced the sale of its MOCVD TurboDisc business to Veeco Instruments. The sale of the MOCVD division allows EMCORE to focus on its communications product lines, including its fiber-optic, wireless, CATV, and satellite products and the high brightness LED joint venture with GE Lighting. The total value of the transaction was $80 million with an initial $60 million in cash at closing and additional compensation of up to $20 million over two years. EMCORE will receive 50% of all revenues of the MOCVD business over $40 million in each of the next two years, with a maximum payment of $20 million. Annual revenues for TurboDisc reached a high of $131.1 million for the twelve months ended September 30, 2001 and were $52.7 million during the twelve-month period ending September 30, 2003.

On October 9, 2003, EMCORE announced that it had acquired Molex Incorporated's 10 Gigabit (10G) Ethernet transceiver business. The acquisition gives EMCORE a significant competitive advantage and the most complete 10G Ethernet transceiver product portfolio in the industry. Experts have predicted that the market for 10G transceivers operating at 1310 nm will grow at a rate of 66% per year, to over $380 million by 2007, representing a significant opportunity for the Company and its shareholders.


MANAGEMENT DISCUSSION AND OUTLOOK:
----------------------------------

"We are seeing continued signs of improvement in the fiber and broadband communications market and feel our performance during the quarter is an indication markets are rebounding," commented Reuben F. Richards, Jr., President & CEO. "The quarter came in better than anticipated on both a revenue and gross profit basis. We are seeing strong revenue growth in many of our product lines, especially broadband and digital fiber, as a result of significant new product introductions with broad customer acceptance. EMCORE will focus on continuing to improve gross margins by improving yields and supply chain management, as well as other operating efficiencies," added Mr. Richards.

EMCORE will discuss the results further on a conference call to be held tomorrow, Thursday, February 5, 2004 at 9:00 a.m. ET. To participate in the call, U.S. callers should dial (toll free) 888-896-0863 and international callers should dial 973-582-2703. A replay of the call will be available beginning February 5, 2004 at 11:15 a.m. ET until February 12, 2004 at 11:59 p.m. ET. The replay call-in number for U.S. callers is 877-519-4471, for international callers it is 973-341-3080, and the access code is 4458424#. The call will also be web cast via the Company's web site at http://www.emcore.com. Please go to the site beforehand to download any necessary software.

ABOUT EMCORE
------------

EMCORE Corporation offers a versatile portfolio of compound semiconductor products for the rapidly expanding broadband and wireless communications markets and the solid-state lighting industry. The company's integrated solutions philosophy embodies state-of-the-art technology, material science expertise, and a shared vision of our customer's goals and objectives to be leaders and pioneers in the rapidly growing communications market. EMCORE's solutions include: optical components for fiber-to-the-curb/home/business, cable television, and high speed data and telecommunications; solar cells, solar panels and fiberoptic satellite links for global satellite communications; and electronic materials for high bandwidth communications systems, such as Internet access and wireless telephones. Through its participation in GELcore, LLC, EMCORE plays a vital role in developing and commercializing next-generation LED technology for use in the general illumination market. For further information about EMCORE, visit http://www.emcore.com.

The information provided herein may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to future events that involve risks and uncertainties. Words such as "expects," "anticipates," "intends," "plans," believes," and "estimates," and variations of these words and similar expressions, identify these forward-looking statements. These forward-looking statements include, without limitation, (a) any statements or implications regarding EMCORE's ability to remain competitive and a leader in its industry, and the future growth of EMCORE, the industry and the economy in general; (b) statements regarding the expected level and timing of benefits to EMCORE from its current restructuring and realignment efforts, including (i) expected cost reductions and their impact on EMCORE's financial performance, (ii) expected improvement to EMCORE's product and technology development programs, and (iii) the belief that the restructuring and realignment efforts will position EMCORE well in the current business environment and prepare it for future growth with increasingly competitive new product offerings and long-term cost structure; (c) statements regarding the anticipated cost of the restructuring and realignment efforts; (d) any and all guidance provided by EMCORE regarding its expected financial performance in current or future periods, including, without limitation, with respect to anticipated revenues for the first quarter of fiscal 2004. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, including without limitation, the following: (1) failure to complete the exchange offer of our 5% Convertible Subordinated Notes Due May 2006; (2) EMCORE's restructuring and realignment efforts may not be successful in achieving their expected benefits, may be insufficient to align EMCORE's operations with customer demand and the changes affecting our industry, or may be more costly than currently anticipated; (3) reduced revenues resulting from the TurboDisc sale; (4) difficulties arising from the separation of the TurboDisc operations from the Company; (5) due to the current economic slowdown, in general, and setbacks in our customers' businesses, in particular, our ability to predict EMCORE's financial performance for future periods is far more difficult than in the past; and (6) other risks and uncertainties described in EMCORE's filings with the Securities and Exchange

Commission such as cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and EMCORE does not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

                               EMCORE CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                           Three Months Ended
                                                                              December 31,
                                                                         2003              2002
                                                                      -----------------------------
Revenue ...........................................................   $    23,125       $     9,382
Cost of revenue ...................................................        19,945            12,007
                                                                      -----------       -----------
             Gross profit (loss) ..................................         3,180            (2,625)

Operating expenses:
   Selling, general and administrative ............................         5,307             3,974
   Research and development .......................................         6,046             2,449
   Gain from debt extinguishment ..................................          --              (6,614)
                                                                      -----------       -----------
      Total operating expenses ....................................        11,353              (191)
                                                                      -----------       -----------
              Operating loss ......................................        (8,173)           (2,434)

Other expenses:
   Interest expense, net ..........................................         1,867             1,786
   Equity in net (income) loss of unconsolidated affiliate ........          (267)              571
                                                                      -----------       -----------
       Total other expenses .......................................         1,600             2,357
                                                                      -----------       -----------
             Loss from continuing operations ......................        (9,773)           (4,791)

Discontinued operations:
   (Loss) income from discontinued operations .....................        (1,697)            1,894
   Gain on disposal of discontinued operations ....................        19,584              --
                                                                      -----------       -----------
              Income from discontinued operations .................        17,887             1,894
                                                                      -----------       -----------

             Net income (loss) ....................................   $     8,114       $    (2,897)
                                                                      ===========       ===========

Weighted average basic shares
  used in per share data calculations .............................        37,862            36,781

Weighted average diluted shares
  used in net income (loss) per diluted share data
  calculation .....................................................        39,670            36,781

Per share data:
Basic loss per share from continuing operations ...................   $     (0.26)      $     (0.13)
                                                                      ===========       ===========
Diluted loss per share from continuing operations .................   $     (0.26)      $     (0.13)
                                                                      ===========       ===========

Net income (loss) per basic share .................................   $      0.21       $     (0.08)
                                                                      ===========       ===========
Net income (loss) per diluted share ...............................   $      0.20       $     (0.08)
                                                                      ===========       ===========

                               EMCORE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2003
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                                          AS OF            AS OF
                                                                                        DECEMBER 31,    SEPTEMBER 30,
                                 ASSETS                                                   2003              2003
                                                                                        ----------------------------
Current assets:
   Cash and cash equivalents ......................................................     $    54,378      $    28,439
   Marketable securities ..........................................................          24,052             --
   Accounts receivable, net .......................................................          19,614           14,221
   Accounts receivable, related parties ...........................................             313              325
   Inventories, net ...............................................................          14,116           13,963
   Prepaid expenses and other current assets ......................................           1,574            1,936
   Assets to be disposed ..........................................................            --             44,456
                                                                                        ----------------------------
         Total current assets .....................................................         114,047          103,340

Property, plant and equipment, net ................................................          72,515           74,722
Goodwill ..........................................................................          31,884           30,366
Intangible assets, net ............................................................           4,886            4,568
Investments in unconsolidated affiliate ...........................................           9,481            9,214
Other assets, net .................................................................           9,817           10,229
                                                                                        ----------------------------
       Total assets ...............................................................     $   242,630      $   232,439
                                                                                        ============================

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ...............................................................     $    11,004      $     8,155
   Accrued expenses ...............................................................          13,963           13,204
   Customer deposits ..............................................................             518              295
   Capitalized lease obligation - current .........................................              47               52
  Liabilities to be disposed ......................................................            --              4,170
                                                                                        ----------------------------
         Total current liabilities ................................................          25,532           25,876

Convertible subordinated notes ....................................................         161,750          161,750
Capitalized lease obligation- long-term ...........................................              24               41
                                                                                        ----------------------------

         Total liabilities ........................................................         187,306          187,667

Commitments and contingencies

Shareholders' equity:
   Preferred stock, $0.0001 par, 5,882 shares authorized, no shares
     outstanding ..................................................................            --               --
   Common stock, no par value, 100,000 shares authorized, 38,564 shares issued and 38,544 outstanding at December 31, 2003; 37,327 shares
     issued and 37,307 outstanding at September 30, 2003 ..........................         337,729          335,266
   Accumulated deficit ............................................................        (281,324)        (289,438)
   Accumulated other comprehensive loss ...........................................            (115)             (90)
   Shareholders' notes receivable .................................................             (34)             (34)
   Treasury stock, at cost; 20 shares .............................................            (932)            (932)
                                                                                        ----------------------------

         Total shareholders' equity ...............................................          55,324           44,772
                                                                                        ----------------------------
         Total liabilities and shareholders' equity ...............................     $   242,630      $   232,439
                                                                                        ============================

CONTACT:
EMCORE Corporation                                 TTC Group
Tom Werthan - Chief Financial Officer     or       Victor Allgeier
(732) 271-9090                                     (212) 227-0997
info@emcore.com                                    info@ttcominc.com